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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                        RICHTON INTERNATIONAL CORPORATION
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                                (Name of Issuer)


                          Common Stock, par value $.10
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                         (Title of Class of Securities)


                                   765516109
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                                 (CUSIP Number)

                           Marshall E. Bernstein, Esq.
              Robinson Brog Leinwand Greene Genovese & Gluck, P.C.
       1345 Avenue of the Americas, New York, NY 10105-0143 (212)586-4050

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 15, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.      765516109               13D



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



  FRS Capital Company, LLC
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*



    00
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


   Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
                         -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
                         1,239,274
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                         -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                    1,239,274
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,239,274
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [x]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        00


--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

                  The securities to which this statement (the "Schedule 13D") relates are the shares of common stock of Richton International Corporation (the "Company"). The Company's principal executive office is located at 340 Main Street, Madison, New Jersey 07940.

Item 2.  Identity and Background.

                  This Schedule 13D is filed by FRS Capital Company, LLC (the "Reporting Person" or "FRS"). Mr. Fred R. Sullivan ("Mr. Sullivan") is the Managing Member of the Reporting Person. The business address for the Reporting Person and Mr. Sullivan is 340 Main Street, Madison, New Jersey 07940. The Reporting Person is a Delaware limited liability company and Mr. Sullivan is a citizen of the United States. Mr. Sullivan is Chairman of the Board and Chief Executive Officer of the Company. During the last five years, neither Mr. Sullivan nor the Reporting Person have been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or Is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  No funds were used to effect the transfer of the Stock (as hereinafter defined) and the Warrants (as hereinafter defined)(the Stock and Warrants are collectively referred to herein as the "Securities") to the Reporting Person. In exchange for the transfer to it of the Securities, the Reporting Person issued to Mr. Sullivan membership interests in FRS. The Reporting Person does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than the Warrants.

Item 4.  Purpose of Transaction.

                  The Securities were acquired by the Reporting Person in connection with planning by Mr. Sullivan with respect to his investment assets. Except as set forth below, neither the Reporting Person nor Mr. Sullivan has any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company (other than the Warrants); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e)any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;(h)causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

                  The Reporting Person may be deemed to own beneficially in the aggregate 1,239,274 shares of common stock (the "Common Stock") of the Company consisting of 903,024 shares of Common Stock (the "Stock") and 236,250 shares of Common Stock issuable under warrants issued in October, 1993 and 100,000 shares of Common Stock issuable under warrants issued in March, 1995 (the "Warrants"). Based on the 2,947,892 shares of Common Stock outstanding as reflected on the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997, and after giving effect to the shares of Common Stock issuable upon exercise of the Warrants, the 1,239,274 shares of Common Stock beneficially owned by the Reporting Person constituted approximately 37.7% of the shares of Common Stock outstanding. The Reporting Person shares the power to vote and direct the vote and to dispose and direct the disposition of the Securities with Mr. Sullivan. The Reporting Person acquired the 903,024 shares of Common Stock on or about September 15, 1997 in a private transaction in exchange for all the membership interests in FRS. The Warrants were transferred by Mr. Sullivan to the Reporting Person on or about September 24, 1997.

                 Mr. Sullivan may be deemed to own beneficially in the aggregate 1,573,197 shares of Common Stock, including the (i) 1,239,274 shares beneficially owned by the Reporting Person, (ii) options to acquire an aggregate of 120,000 shares of Common Stock exercisable within 60 days of the date hereof (excluding options

                                                              Page 5 of 6 Pages

to acquire 30,000 shares of Common Stock which are not exercisable during such period), (iii) 208,923 shares of Common Stock owned by the Franc M. Ricciardi Residuary Trust of which Mr. Sullivan is the sole trustee and (iv) 5,000 shares of Common Stock owned directly by Mr. Sullivan, which constitutes 46.2% of the shares of Common Stock outstanding. Mr. Sullivan purchased 5,000 shares of Common Stock at a purchase price of $5 1/8 per share on the open market on September 9, 1997.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

                  The Reporting Person does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than the Warrants.


Item 7.  Material to be Filed as Exhibits.

                  Not Applicable.

Signatures

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 25, 1997

                                                     FRS CAPITAL COMPANY, LLC



                                                     By: /s/Fred R. Sullivan
                                                     -----------------------
                                                         Fred R. Sullivan,
                                                         Managing Member